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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Z Trim Holdings, Inc.
(Name of Issuer)
Common Stock
(par value $.00005 per share)
(Title of Class of Securities)
172570103
(CUSIP Number)
Gregory J. Halpern
1713 North Player Court
Vernon Hills, IL 60061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not
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CUSIP No. 172570103

1		NAMES OF REPORTING PERSON Gregory J. Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 11,815,800
BENEFICIALLY OWNED	8	SHARED VOTING POWER 290,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,815,800
PERSON WITH:	10	SHARED DISPOSITIVE POWER 290,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,105,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 172570103

Item 1.	Security and Issuer

        The class of equity security to which this statement relates is the common stock, par value $.00005 per share (the “Common Stock”), of Z Trim Holdings, Inc., an Illinois corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer is 1011 Campus Drive, Mundelein, Illinois 60060.

Item 2.	Identity and Background

        (a)     The person filing this Schedule 13D (the “Reporting Person”) is Gregory J. Halpern.

        (b)     The address of the Reporting Person is 1713 North Player Court, Vernon Hills, Illinois 60061.

        (c)     The Reporting Person is presently retired.

        (d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship: The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        The Reporting Person acquired the shares of Common Stock of the Issuer over a number of years. Most of the shares were acquired prior to the Issuer becoming a public company. The Reporting Person acquired these using personal funds. The rest were acquired pursuant to grants under the Issuer’s employee benefit plans (while the Reporting Person was employed by the Company), the Reporting Person receiving shares of Common Stock in lieu of cash compensation from the Company (while the Reporting Person was employed by the Company), option exercises (to the extent the exercise price was paid in cash, the Reporting Person used personal funds), and the receipt of shares of Common Stock in exchange for forgiveness of debt owed by the Company to the Reporting Person.

Item 4.	Purpose of Transaction

        The Reporting Person holds all of his shares of Common Stock for general investment purposes. The reporting person has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a)-(b)     As of March 26, 2008, the Reporting Person beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below:

Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock(1)
11,815,800	290,000	12,105,800	16.8%

(1)	Percentage ownership is based upon 72,056,375 shares of Common Stock outstanding as of November 12, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2007 for the fiscal quarter ended September 30, 2007.

        The Reporting Person has sole power to vote or to direct the vote of 10,906,982 shares of Common Stock and the sole power to dispose or to direct the disposition of 10,906,982 shares of Common Stock. In addition, the Reporting Person, in his capacity as the sole trustee of the HF Trust Dated July 15, 1999, has the sole power to vote or to direct the vote of 908,818 shares of Common Stock and the sole power to dispose or to direct the disposition of 908,818 shares of Common Stock. The Reporting Person may be deemed to share voting and dispositive power with respect to 290,000 shares of Common Stock and to share power to dispose or to direct the disposition of 290,000 shares of Common Stock held by his wife, Karen S. Halpern.

        The Reporting Person and his wife were each granted a number of stock options under the Company’s 2004 Stock Incentive Plan. In connection with the Reporting Person’s resignation as an officer and a director of the Company, the Company’s Board of Directors acted to forfeit the stock options granted to the Reporting Person and his wife under the 2004 Stock Incentive Plan. It is not clear the Board had such authority. These options are not included in the Reporting Person’s beneficial ownership on this Schedule 13D.

        (c)     During the 60 day period ended as of March 26, 2008, the Reporting Person has disposed of shares of Common Stock as follows:

Reporting Person	Date	No. of Shares	Price Per Share	Type of Transaction
Gregory J. Halpern	03/17/2008	92,000	$0.26	Sale
	03/04/2008	2,000,000	N/A	Transfer
	02/26/2008	15,000	0.41	Sale
	02/26/2008	5,000	0.42	Sale
	02/25/2008	25,000	0.39	Sale
	02/25/2008	20,000	0.40	Sale

        (d)     To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein; provided, however, that the Reporting Person has pledged shares in connection with entering into a loan agreement, as discussed in Item 6 below, and, if the lender’s rights to the pledged shares were to become enforceable pursuant to the terms of the loan agreement and related pledge agreement, the lender would be entitled to receive dividends from, or proceeds from any sale of, the pledged shares.

        (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Person has pledged 440,000 shares of Common Stock to First Equity Holdings in connection with entering into a loan agreement. The loan agreement matures on March 31, 2008. The loan agreement and the related pledge agreement provide that the Reporting Person retains all voting rights with respect to the pledged shares and all rights to dividends on the pledged shares until there is a default and the lender’s rights to the pledged shares become enforceable.

        The Reporting Person has entered into a Settlement Agreement and Mutual Releases, dated March 4, 2008 (the “Settlement Agreement”), by and between the Reporting Person and Farhad Zaghi, Farshad Zaghi, Nurieel Akhamzadeh, Zaghi Trading Partnership and Pac Bay, Inc. d/b/a Bay Financial (collectively, the “Zaghi parties”). Pursuant to the Settlement Agreement, the Reporting Person and the Zaghi parties settled certain claims, and as part of the settlement the Reporting Person transferred 2,000,000 shares of Common Stock to the Zaghi parties.

        Except as described immediately above and in Item 5 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further none of the Issuer’s securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 26th day of March, 2008.

/s/ Gregory J. Halpern Gregory J. Halpern